EXHIBIT 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation	% of Ownership
China Safetech Holdings Limited	BVI	100%
China Security & Surveillance Technology (HK) Ltd.	Hong Kong	100%
Chain Star Investments Limited	Hong Kong	100%
Link Billion Investment Limited	Hong Kong	100%
Allied Rich Limited	Hong Kong	100%
Ocean Pacific Technology Limited	Hong Kong	100%
China Security & Surveillance Technology (PRC), Inc.	PRC	100%
Golden Group Corporation (Shenzhen) Limited	PRC	100%
Shanghai Cheng Feng Digital Technology Co. Ltd.	PRC	100%
Shenzhen Hongtianzhi Electronics Co., Ltd.	PRC	100%
HiEasy Electronic Technology Development Co., Ltd	PRC	100%
Changzhou Minking Electronics Co., Ltd.	PRC	100%
Hangzhou Tsingvision Intelligence System Co., Ltd.	PRC	100%